UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101. Information to be Included in Statements Filed

Pursuant to §240.13d-1(a) and Amendments

Thereto Filed Pursuant to 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Great Lakes Aviation, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39054K 10 8

(CUSIP Number)

Dennis L. Knoer, Esq.

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39054K 10 8	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Douglas G. Voss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,681,000*
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 3,701,658*
10 SHARED DISPOSITIVE POWER 1,979,342

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 300,000 shares of common stock purchasable pursuant to the exercise of options.

Douglas G. Voss (“Doug Voss”) hereby amends his statement on Schedule 13D (the “Schedule 13D”) originally filed on October 28, 1996, and amended on April 28, 1997, August 31, 1998, February 22, 2002 and September 12, 2003 with respect to his beneficial ownership of shares of common stock par value $.01 per share (“Common Stock”), of Great Lakes Aviation, Ltd. (“Great Lakes”), an Iowa corporation. This Schedule 13D amends and restates the beneficial ownership information originally presented in the September 12, 2003 filing. Items 1, 5 and 7 are hereby amended and restated as follows:

Item 1.        Security and Issuer

The name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1022 Airport Parkway, Cheyenne, Wyoming 82001. The title of the class of equity security to which this statement relates is Common Stock.

Item 5.        Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, Doug Voss beneficially owned 5,681,000 shares of Common Stock constituting approximately 39.5% of outstanding Common Stock of the Issuer. Such number consists of (1) 2,425,000 shares, (2) options to purchase 300,000 shares, (3) 976,658 shares owned by Iowa Great Lakes Flyers, Inc. (“Flyers”), an entity 100% owned by Mr. Voss, and (4) 1,979,342 shares owned by Mr. Voss’s ex-spouse, Gayle R. Brandt, who has granted him irrevocable proxy to vote such shares.

(b) Mr. Voss has sole power to vote 5,681,000 shares (including 976,658 shares through his interest in Flyers and 1,979,342 shares through the irrevocable proxy); sole dispositive power over 3,701,658 shares (2,725,000 directly and 976,658 shares owned by Flyers); and shared dispositive power over 1,979,342 shares through the irrevocable proxy.

(c) On September 12, 2003, Flyers, of which Doug Voss is the sole shareholder, acquired 172,413 shares of Common Stock in a private placement transaction with Ms. Brandt at a price of $0.29 per share pursuant to the terms of the Buy-Sell Agreement entered into with her.

(d) Not applicable.

(e) Not applicable.

Item 7.        Material to be Filed as Exhibits

Exhibit 1	Irrevocable Proxy, dated June 28, 1996 from Gayle R. Brandt to the Reporting Person.*

Exhibit 2	Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Brandt.*

Exhibit 3	Stock Purchase Agreement, dated August 31, 1998, by and between Great Lakes Aviation, Ltd., Iowa Great Lakes Flyers, Inc. and Tennenbaum & Co., LLC**

Exhibit 4	Stock Purchase Agreement, dated August 25, 2003, between Iowa Great Lakes Flyers, Inc. and Gayle R. Brandt.***

*	Previously filed by Reporting Person as an exhibit to Schedule 13D, filed with the Securities and Exchange Commission on October 28, 1996.
**	Previously filed by Reporting Person as an exhibit to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on September 9, 1998.
***	Previously filed by Reporting Person as an exhibit to Amendment No. 4 to Schedule 13D, filed with the Securities and Exchange Commission on September 12, 2003.

Signature

After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2008

/s/ Douglas G. Voss
Douglas G. Voss

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